Exhibit 99.5

FF305 Page 1 of 15 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: MINISO Group Holding Limited Date Submitted: 25 June 2025 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange Yes Stock code (if listed) 09896 Description A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 24 June 2025 1,251,337,357 0 1,251,337,357 1). Other (please specify) See Part B Date of changes 24 June 2025 % Closing balance as at (Notes 5 and 6) 24 June 2025 1,251,337,357 0 1,251,337,357

FF305 Page 2 of 15 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Shares repurchased for cancellation but not yet cancelled Date of changes 26 March 2025 411,600 % HKD 36.4374 2). Shares repurchased for cancellation but not yet cancelled Date of changes 27 March 2025 530,600 % HKD 37.6823 3). Shares repurchased for cancellation but not yet cancelled Date of changes 28 March 2025 269,000 % HKD 37.1479 4). Shares repurchased for cancellation but not yet cancelled Date of changes 31 March 2025 55,400 % HKD 35.515 5). Shares repurchased for cancellation but not yet cancelled Date of changes 31 March 2025 52,600 % USD 4.6002 6). Shares repurchased for cancellation but not yet cancelled Date of changes 01 April 2025 52,600 % HKD 36.8253 7). Shares repurchased for cancellation but not yet cancelled Date of changes 01 April 2025 52,400 % USD 4.7358 8). Shares repurchased for cancellation but not yet cancelled Date of changes 02 April 2025 52,600 % HKD 37.3762 9). Shares repurchased for cancellation but not yet cancelled Date of changes 02 April 2025 51,280 % USD 4.8139 10). Shares repurchased for cancellation but not yet cancelled Date of changes 03 April 2025 55,000 % HKD 35.4658 11). Shares repurchased for cancellation but not yet cancelled Date of changes 03 April 2025 51,200 % USD 4.4672

FF305 Page 3 of 15 v 1.3.0 12). Shares repurchased for cancellation but not yet cancelled Date of changes 04 April 2025 57,800 % USD 4.1511 13). Shares repurchased for cancellation but not yet cancelled Date of changes 07 April 2025 1,793,400 % HKD 29.2223 14). Shares repurchased for cancellation but not yet cancelled Date of changes 07 April 2025 95,620 % USD 4.0305 15). Shares repurchased for cancellation but not yet cancelled Date of changes 08 April 2025 760,000 % HKD 29.5034 16). Shares repurchased for cancellation but not yet cancelled Date of changes 08 April 2025 168,412 % USD 3.6405 17). Shares repurchased for cancellation but not yet cancelled Date of changes 09 April 2025 1,200,800 % HKD 28.9448 18). Shares repurchased for cancellation but not yet cancelled Date of changes 09 April 2025 114,604 % USD 3.7464 19). Shares repurchased for cancellation but not yet cancelled Date of changes 10 April 2025 94,000 % HKD 31.0186 20). Shares repurchased for cancellation but not yet cancelled Date of changes 10 April 2025 99,200 % USD 3.8474 21). Shares repurchased for cancellation but not yet cancelled Date of changes 11 April 2025 422,600 % HKD 30.3169 22). Shares repurchased for cancellation but not yet cancelled Date of changes 11 April 2025 99,100 % USD 3.9465 23). Shares repurchased for cancellation but not yet cancelled Date of changes 14 April 2025 95,400 % HKD 31.1914

FF305 Page 4 of 15 v 1.3.0 24). Shares repurchased for cancellation but not yet cancelled Date of changes 14 April 2025 76,020 % USD 4.0938 25). Shares repurchased for cancellation but not yet cancelled Date of changes 15 April 2025 200 % HKD 31.8 26). Shares repurchased for cancellation but not yet cancelled Date of changes 15 April 2025 59,220 % USD 4.1156 27). Shares repurchased for cancellation but not yet cancelled Date of changes 16 April 2025 93,200 % HKD 30.9792 28). Shares repurchased for cancellation but not yet cancelled Date of changes 16 April 2025 100,000 % USD 3.8635 29). Shares repurchased for cancellation but not yet cancelled Date of changes 17 April 2025 95,600 % HKD 30.321 30). Shares repurchased for cancellation but not yet cancelled Date of changes 17 April 2025 99,600 % USD 3.907 31). Shares repurchased for cancellation but not yet cancelled Date of changes 21 April 2025 100,000 % USD 3.929 32). Shares repurchased for cancellation but not yet cancelled Date of changes 22 April 2025 92,400 % HKD 31.0054 33). Shares repurchased for cancellation but not yet cancelled Date of changes 22 April 2025 58,800 % USD 4.1317 34). Shares repurchased for cancellation but not yet cancelled Date of changes 23 April 2025 60,000 % HKD 32.4627 35). Shares repurchased for cancellation but not yet cancelled Date of changes 23 April 2025 56,800 % USD 4.2594

FF305 Page 5 of 15 v 1.3.0 36). Shares repurchased for cancellation but not yet cancelled Date of changes 24 April 2025 60,000 % HKD 32.5228 37). Shares repurchased for cancellation but not yet cancelled Date of changes 24 April 2025 58,048 % USD 4.2742 38). Shares repurchased for cancellation but not yet cancelled Date of changes 25 April 2025 60,000 % HKD 32.8785 39). Shares repurchased for cancellation but not yet cancelled Date of changes 25 April 2025 56,800 % USD 4.2432 40). Shares repurchased for cancellation but not yet cancelled Date of changes 28 April 2025 59,400 % HKD 33.5079 41). Shares repurchased for cancellation but not yet cancelled Date of changes 28 April 2025 56,160 % USD 4.3985 42). Shares repurchased for cancellation but not yet cancelled Date of changes 29 April 2025 58,400 % HKD 33.9115 43). Shares repurchased for cancellation but not yet cancelled Date of changes 29 April 2025 56,160 % USD 4.3923 44). Shares repurchased for cancellation but not yet cancelled Date of changes 30 April 2025 57,600 % HKD 34.0563 45). Shares repurchased for cancellation but not yet cancelled Date of changes 30 April 2025 54,000 % USD 4.4791 46). Shares repurchased for cancellation but not yet cancelled Date of changes 01 May 2025 53,760 % USD 4.5473 47). Shares repurchased for cancellation but not yet cancelled Date of changes 02 May 2025 56,600 % HKD 35.0053

FF305 Page 6 of 15 v 1.3.0 48). Shares repurchased for cancellation but not yet cancelled Date of changes 02 May 2025 54,000 % USD 4.506 49). Shares repurchased for cancellation but not yet cancelled Date of changes 05 May 2025 53,472 % USD 4.6232 50). Shares repurchased for cancellation but not yet cancelled Date of changes 06 May 2025 56,400 % HKD 35.3559 51). Shares repurchased for cancellation but not yet cancelled Date of changes 06 May 2025 51,600 % USD 4.6569 52). Shares repurchased for cancellation but not yet cancelled Date of changes 07 May 2025 57,600 % HKD 34.6554 53). Shares repurchased for cancellation but not yet cancelled Date of changes 07 May 2025 54,052 % USD 4.4212 54). Shares repurchased for cancellation but not yet cancelled Date of changes 08 May 2025 57,600 % HKD 34.7332 55). Shares repurchased for cancellation but not yet cancelled Date of changes 08 May 2025 53,200 % USD 4.6055 56). Shares repurchased for cancellation but not yet cancelled Date of changes 09 May 2025 24,400 % HKD 36.2951 57). Shares repurchased for cancellation but not yet cancelled Date of changes 13 May 2025 24,200 % HKD 38 58). Shares repurchased for cancellation but not yet cancelled Date of changes 23 May 2025 51,280 % USD 4.5051 59). Shares repurchased for cancellation but not yet cancelled Date of changes 26 May 2025 52,600 % HKD 35.2006

FF305 Page 7 of 15 v 1.3.0 60). Shares repurchased for cancellation but not yet cancelled Date of changes 27 May 2025 56,000 % HKD 35.0484 61). Shares repurchased for cancellation but not yet cancelled Date of changes 27 May 2025 51,280 % USD 4.3701 62). Shares repurchased for cancellation but not yet cancelled Date of changes 28 May 2025 55,400 % HKD 33.9612 63). Shares repurchased for cancellation but not yet cancelled Date of changes 28 May 2025 56,176 % USD 4.3335 64). Shares repurchased for cancellation but not yet cancelled Date of changes 29 May 2025 57,800 % HKD 34.6483 65). Shares repurchased for cancellation but not yet cancelled Date of changes 29 May 2025 55,552 % USD 4.3889 66). Shares repurchased for cancellation but not yet cancelled Date of changes 30 May 2025 56,000 % HKD 34.0225 67). Shares repurchased for cancellation but not yet cancelled Date of changes 30 May 2025 51,280 % USD 4.2387 68). Shares repurchased for cancellation but not yet cancelled Date of changes 02 June 2025 59,000 % HKD 33.2631 69). Shares repurchased for cancellation but not yet cancelled Date of changes 02 June 2025 51,200 % USD 4.2727 70). Shares repurchased for cancellation but not yet cancelled Date of changes 03 June 2025 57,400 % HKD 33.4807 71). Shares repurchased for cancellation but not yet cancelled Date of changes 03 June 2025 51,200 % USD 4.2956

FF305 Page 8 of 15 v 1.3.0 72). Shares repurchased for cancellation but not yet cancelled Date of changes 04 June 2025 56,800 % HKD 34.7977 73). Shares repurchased for cancellation but not yet cancelled Date of changes 04 June 2025 51,280 % USD 4.5303 74). Shares repurchased for cancellation but not yet cancelled Date of changes 05 June 2025 55,600 % HKD 35.0612 75). Shares repurchased for cancellation but not yet cancelled Date of changes 05 June 2025 51,280 % USD 4.5612 76). Shares repurchased for cancellation but not yet cancelled Date of changes 06 June 2025 55,000 % HKD 34.5825 77). Shares repurchased for cancellation but not yet cancelled Date of changes 06 June 2025 55,248 % USD 4.4723 78). Shares repurchased for cancellation but not yet cancelled Date of changes 09 June 2025 55,000 % HKD 35.3007 79). Shares repurchased for cancellation but not yet cancelled Date of changes 09 June 2025 53,600 % USD 4.5692 80). Shares repurchased for cancellation but not yet cancelled Date of changes 10 June 2025 54,600 % HKD 36.1683 81). Shares repurchased for cancellation but not yet cancelled Date of changes 10 June 2025 51,400 % USD 4.6522 82). Shares repurchased for cancellation but not yet cancelled Date of changes 11 June 2025 54,600 % HKD 36.4599 83). Shares repurchased for cancellation but not yet cancelled Date of changes 11 June 2025 51,280 % USD 4.6605

FF305 Page 9 of 15 v 1.3.0 84). Shares repurchased for cancellation but not yet cancelled Date of changes 12 June 2025 55,400 % HKD 35.8632 85). Shares repurchased for cancellation but not yet cancelled Date of changes 12 June 2025 54,000 % USD 4.5744 86). Shares repurchased for cancellation but not yet cancelled Date of changes 13 June 2025 57,000 % HKD 34.9426 87). Shares repurchased for cancellation but not yet cancelled Date of changes 13 June 2025 54,000 % USD 4.4408 88). Shares repurchased for cancellation but not yet cancelled Date of changes 16 June 2025 57,000 % HKD 34.9337 89). Shares repurchased for cancellation but not yet cancelled Date of changes 16 June 2025 51,400 % USD 4.51 90). Shares repurchased for cancellation but not yet cancelled Date of changes 17 June 2025 56,400 % HKD 35.3576 91). Shares repurchased for cancellation but not yet cancelled Date of changes 17 June 2025 51,200 % USD 4.4883 92). Shares repurchased for cancellation but not yet cancelled Date of changes 18 June 2025 56,200 % HKD 35.0297 93). Shares repurchased for cancellation but not yet cancelled Date of changes 18 June 2025 50,800 % USD 4.4992 94). Shares repurchased for cancellation but not yet cancelled Date of changes 19 June 2025 54,000 % HKD 34.6541 95). Shares repurchased for cancellation but not yet cancelled Date of changes 20 June 2025 58,600 % HKD 34.1007

FF305 Page 10 of 15 v 1.3.0 96). Shares repurchased for cancellation but not yet cancelled Date of changes 20 June 2025 52,000 % USD 4.3194 97). Shares repurchased for cancellation but not yet cancelled Date of changes 23 June 2025 59,800 % HKD 33.3522 98). Shares repurchased for cancellation but not yet cancelled Date of changes 23 June 2025 51,280 % USD 4.3089 99). Shares repurchased for cancellation but not yet cancelled Date of changes 24 June 2025 57,400 % HKD 34.457 100). Shares repurchased for cancellation but not yet cancelled Date of changes 24 June 2025 52,000 0.0042 % USD 4.4546

FF305 Page 11 of 15 v 1.3.0 Confirmation Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each issue of shares or sale or transfer of treasury shares as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 7) (i) all money due to the listed issuer in respect of the issue of shares, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Rules / GEM Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 8); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.

FF305 Page 12 of 15 v 1.3.0 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 13 of 15 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Section II 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange Yes Stock code (if listed) 09896 Description A. Repurchase report Trading date Number of shares repurchased Method of repurchase (Note 1) Repurchase price per share or highest repurchase price per share $ Lowest repurchase price per share $ Aggregate price paid $ 1). 24 June 2025 52,000 On another stock exchange New York Stock Exchange USD 4.48 USD 4.39 USD 231,640.32 Total number of shares repurchased 52,000 Aggregate price paid $ USD 231,640.32 Number of shares repurchased for cancellation 52,000 Number of shares repurchased for holding as treasury shares 0 B. Additional information for issuer who has a primary listing on the Exchange 1). Date of the resolution granting the repurchase mandate 12 June 2025 2). Total number of shares which the issuer is authorised to repurchase under the repurchase mandate 124,122,899 3). Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate (a) 928,480 4). As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate (a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate 0.074803% 5). Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2) Up to 24 July 2025

FF305 Page 14 of 15 v 1.3.0 We hereby confirm that the repurchases made on the Exchange set out in Part A above were made in accordance with the Main Board Rules / GEM Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated ................24 April 2025.......................... which has been filed with the Exchange. We also confirm that any repurchases made on another stock exchange set out in Part A above were made in accordance with the domestic rules applying to repurchases on that other stock exchange. Remarks: Repurchase of 13,000 ADSs (representing 52,000 ordinary shares) on the NYSE on June 24, 2025 U.S. time pursuant to a 10b5-1 repurchase program entered by the Company. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 15 of 15 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Ye Guofu (Name) Title: Director (Director, Secretary or other Duly Authorised Officer)